EXHIBIT 99.1

First Mining Intersects 2.44 g/t Gold Over 108 Metres 10kms Northeast of Current Resource Area

VANCOUVER, British Columbia, Aug. 20, 2018 (GLOBE NEWSWIRE) -- First Mining Gold Corp. (TSX:FF) (OTCQX:FFMGF) (FRANKFURT:FMG) (“First Mining” or the “Company”) is pleased to announce initial fire assay results from a regional exploration drilling program, currently underway at the Company’s wholly-owned Goldlund Gold Property (“Goldlund”) in northwestern Ontario, Canada.

Drilling Highlights:

  Hole MI-18-001 intersected 107.6 metres (“m”) of 0.33 grams per tonne gold (“g/t Au”)
    including 11.0 m of 1.17 g/t Au

  Hole MI-18-002 intersected 142.1 m of 1.90 g/t Au
    including 108.0 m of 2.44 g/t Au, and 31.0 m of 4.44 g/t Au and including 7.0 m of 14.67 g/t Au

  Hole MI-18-003 intersected 48.0 m of 1.07 g/t Au
    including 15.0 m of 1.41 g/t Au

  Hole MI-18-004 intersected 23.8 m of 0.54 g/t Au
    including 5.80 m of 1.40 g/t Au

  Hole MI-18-005 intersected 10.0 m of 0.43 g/t Au
    and 1.0 m of 4.18 g/t Au

  Hole MI-18-006 intersected 22.0 m of 0.69 g/t Au
    including 6.40 m of 2.09 g/t Au and 0.38 m of 21.66 g/t Au

Note:  Assaying for the Miller and Eaglelund drill programs are being done by SGS Canada Inc. (“SGS”) at their laboratories in Red Lake and Cochrane, ON. Reported widths are drilled core lengths; true widths are unknown at this time.  Assay values are uncut.

Jeff Swinoga, President and Chief Executive Officer of First Mining, stated, “This discovery of significant gold mineralization over such lengths and depths at the Miller prospect is a striking success on its own. However, of much greater significance to the bigger picture at Goldlund, is that today’s results confirm the presence of Goldlund-style mineralization approximately 10 kilometres from the current resource area along strike of this 50 kilometre long property and indicate the near-term exploration potential to expand the Goldlund resource.  Of the eight drill holes, seven had occurrences of visible gold.”

This is the Company’s first drill program to test the regional potential of the Goldlund property to host significant gold mineralization similar to that demonstrated within the Goldlund resource area. Today’s results are from the first six drill holes of a planned thirteen hole diamond drill program at the Miller and Eaglelund prospect areas (See Figure 1 below).

Figure 1: Location Map Showing Miller and Eaglelund Exploration Areas
http://www.globenewswire.com/NewsRoom/AttachmentNg/4f8bc9d3-0817-4be0-ad70-17ea7df80107

(1) Based on a technical report titled “Technical Report and Resource Estimation Update on the Goldlund Project” dated February 7, 2017, which was prepared by WSP Canada Inc. in accordance with NI 43-101 and which is available under the Company’s SEDAR profile at www.sedar.com, and on the Company’s website at www.firstmininggold.com.

The two targeted areas lie approximately 10 kilometres northeast of the Goldlund resource area, along strike of the lithologic fabric of granodiorite sills/dykes intruded into regional mafic meta-volcanic greenstone which extends over 30 kilometres within the Goldlund property boundary. This elongate pattern of brittle granodiorite in ductile mafic meta-volcanic rocks is a key mechanism in focusing gold mineralization, as demonstrated in the area of the current Goldlund resource. The pattern of granodiorite sills/dykes hosted in mafic meta-volcanic can be observed in the geophysical map presented below in Figure 2.

Figure 2: Geophysics Map (calculated with vertical gradient magnetics northeast of the Goldlund resource area)
http://www.globenewswire.com/NewsRoom/AttachmentNg/33a4401f-4d6c-4e34-9641-af9f8d9ae71a

A total of eight drill holes were planned and completed at Miller while five drill holes are planned at Eaglelund and the first drill hole is currently underway (Figure 3 below).

Figure 3: Drill Plan Map Showing Miller and Eaglelund Prospects (projections to surface) http://www.globenewswire.com/NewsRoom/AttachmentNg/7852ebe8-78ea-4b76-9252-59d233aeb96e

Figure 4: Cross Section (looking Northeast at Miller Prospect)
http://www.globenewswire.com/NewsRoom/AttachmentNg/4e83903b-7500-446b-aeab-4179148a25f1

The drilling results at Miller confirmed the same mineralogical associations of gold present in quartz-carbonate-sulphide stockwork veining in granodiorite which is very similar to that observed at the Goldlund resource area.

While it is too early yet to draw strong conclusions, some differences with the Goldlund resource area have been observed at Miller:

  At Miller, the four drill holes which crosscut the granodiorite from hangingwall to footwall indicate that the entire width of the dyke appears receptive to gold mineralization, while at the Goldlund resource area, gold mineralization tends to occupy only 25% - 40% of the total dyke width, generally favouring the footwall side.
  In addition, while visible gold (“VG”) and gold tellurides were common in First Mining’s 2017-2018 infill drilling program at the Goldlund resource area, the frequency of occurrence of VG at Miller was much greater, with VG occurring in seven out of the total eight holes.

The occurrence of VG in the Miller drill holes is summarized in Table 1 below:

Table 1: Occurrences of Visible Gold (VG) at Miller Prospect

Drillhole	Logged	From	To		Au g/t
ID	Observation	(m)	(m)	Sample ID	(Fire Assay)
MI-18-001	(VG observed)	18	18.3	C00054021	8.588
MI-18-001	(VG observed)	27.3	27.6	C00054034	8.670

MI-18-002	(VG observed)	5.5	6	C00054174	1.903
MI-18-002	(VG observed)	6	6.5	C00054175	11.880
MI-18-002	(VG observed)	122	122.5	C00054316	2.320
MI-18-002	(VG observed)	133	133.5	C00054330	0.585

MI-18-003	(VG observed)	69	69.5	C00054423	2.362
MI-18-003	(VG observed)	71	71.5	C00054426	2.964
MI-18-003	(VG observed)	90	90.5	C00054450	17.230
MI-18-003	(VG observed)	94.5	95	C00054457	1.344
MI-18-003	(VG observed)	97	97.5	C00054461	3.862
MI-18-003	(VG observed)	109.5	110	C00054479	0.007
MI-18-003	(VG observed)	124.5	125	C00054499	0.315
MI-18-003	(VG observed)	125	125.5	C00054500	10.550
MI-18-003	(VG observed)	125.5	126	C00054501	0.842
MI-18-003	(VG observed)	129.5	130	C00054507	4.391
MI-18-003	(VG observed)	137.7	138	C00054517	9.865

MI-18-004	(No VG)

MI-18-005	(VG observed)	71	72	C00054657	0.768

MI-18-006	(VG observed)	103.62	104	C00054751	21.660
MI-18-006	(VG observed)	109	109.4	C00054759	4.690

MI-18-007	(VG observed)	94	94.5	C00054891	Assays Pending
MI-18-007	(VG observed)	94.5	95	C00054892	Assays Pending
MI-18-007	(VG observed)	101	101.5	C00054901	Assays Pending
MI-18-007	(VG observed)	107	107.5	C00054911	Assays Pending
MI-18-007	(VG observed)	107.5	108	C00054912	Assays Pending
MI-18-007	(VG observed)	114	114.5	C00054925	Assays Pending
MI-18-007	(VG observed)	132.5	133	C00054949	Assays Pending

MI-18-008	(VG observed)	136	136.5	C00055084	Assays Pending
MI-18-008	(VG observed)	137.5	138	C00055087	Assays Pending

Figure 5 below presents a mosaic of nine photomicrograph images taken of some of the occurrences listed above. Drill hole ID, magnification and depth are noted in each image.

Figure 5: Photomicrograph Mosaic of VG Observed in Miller Prospect Core http://www.globenewswire.com/NewsRoom/AttachmentNg/99fdc33d-01d4-4bd0-949c-58a3697e2537

Sawn core samples were submitted to SGS (Red Lake, Ontario) for initial 50 gram fire assay with AAS finish.  Au detection over-limits (>10 g/t) are automatically re-assayed with gravimetric finish.

Given the frequent occurrence of visible gold in the Miller drill holes, First Mining is following up their standard fire assays with a more definitive assay protocol of metallic screen fire assay using a 1,000 gram sample size to minimize the high nugget effect characteristic of Goldlund mineralization. Metallic screen fire assays will be completed at the SGS Red Lake and Cochrane laboratories on all sample intervals where VG has been observed, as well as selected sample intervals immediately adjacent to VG.

The 2018 regional exploration drilling campaign at Goldlund is designed to test the presence and character of potential gold mineralization distal from the current resource area.

Table 2. Drill Hole Assay Results from the Miller Prospect

	Hole ID	From (m)	To (m)	Length (m)	Au g/t
MI-18-001	MI-18-001	7.0	114.6	107.6	0.33
	inc	15.0	88.6	73.6	0.41
	inc	16.0	18.3	2.3	1.93
	and inc	18.0	18.3	0.3	8.59
	and inc	23.3	29.6	6.3	0.91
	and inc	27.3	27.6	0.3	8.67
	and inc	77.6	88.6	11.0	1.17
	and inc	87.6	88.6	1.0	6.27
MI-18-002	MI-18-002	0.4	142.5	142.1	1.90
	inc	1.5	109.5	108.0	2.44
	and inc	57.5	88.5	31.0	4.44
	and inc	75.5	82.5	7.0	14.67
	and inc	81.5	82.5	1.0	88.80
	and inc	102.5	109.5	7.0	9.60
	and inc	108.5	109.5	1.0	54.47
MI-18-003	MI-18-003	69.0	72.0	3.0	1.12
	and	90.0	138.0	48.0	1.07
	inc	90.00	90.5	0.50	17.23
	and inc	94.00	97.5	3.50	2.28
	and inc	105.0	106.0	1.00	3.90
	and inc	115.0	130.0	15.0	1.41
	and inc	125.00	125.5	0.50	10.55
	and inc	137.70	138.0	0.30	9.87
MI-18-004	MI-18-004	34.0	57.8	23.8	0.54
	inc	34.0	35.0	1.00	2.56
	and inc	52.0	57.8	5.80	1.40
	and inc	55.0	56.0	1.00	6.12
MI-18-005	MI-18-005	46.0	47.0	1.00	4.18
	and	68.0	78.0	10.00	0.43
	and inc	72.0	74.0	2.00	1.25
	and	109.0	110.0	1.00	1.00
MI-18-006	MI-18-006	76.0	77.0	1.0	1.38
	and	102.0	124.0	22.00	0.69
	inc	103.0	109.4	6.40	2.09
	and inc	103.6	104.0	0.38	21.66
	and inc	109.0	109.4	0.40	4.69
	and	145.0	147.0	2.00	1.48
	and	169.0	170.0	1.00	3.01

Assaying for the 2018 Regional Goldlund drill programs are being done by SGS at their laboratories in Red Lake, Ontario.  Prepared samples are analyzed for gold by lead fusion fire assay with an atomic absorption spectrometry (AAS) finish, with metallic screen fire assays being run on selected samples. Multi-element analysis on the mineralized zones is also being undertaken by two-acid aqua regia digestion with ICP-MS and AES.

Table 3. Drill Hole Locations for the Miller Prospect

Hole ID	Azimuth °	Dip °	Length (m)	UTM East	UTM North	Section
MI-18-001	140	-80	140.5	554524	5533531	NW-50
MI-18-002	140	-85	200.0	554538	5533558	NW-100
MI-18-003	140	-55	170.0	554523	5533608	NW-100
MI-18-004	140	-55	101.0	554457	5533534	NW-00
MI-18-005	320	-65	110.0	554486	5533462	NW-00
MI-18-006	320	-65	170.0	554534	5533482	NW-50
MI-18-007	320	-60	182.0	554619	5533527	NW-150
MI-18-008	315	-60	172.8	554630	5533563	NW-150

QA/QC Procedures

The QA/QC program for the 2018 regional drilling programs at Miller and Eaglelund consists of the submission of duplicate samples and the insertion of certified reference materials and blanks at regular intervals.  These are inserted at a rate of one standard for every 20 samples (5% of total) and one blank for every 30 samples (3% of total).  The standards used in the 2018 regional program consist of 5 different gold grades ranging from 1 to 9 g/t Au, and are sourced from CDN Resource Laboratories in Langley, BC.  Blanks have been sourced locally from barren granitic material.

Field duplicates from quartered core, as well as ‘coarse’ or ‘pulp’ duplicates taken from coarse reject material or pulverized splits, are also submitted at regular intervals with an insertion rate of 4% for field duplicates and 4% for coarse or pulp duplicates.  Additional selected duplicates are being submitted to an umpire lab for check assaying.  SGS also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

Dr. Chris Osterman, P.Geo., COO of First Mining, is the “qualified person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and he has reviewed and approved the scientific and technical disclosure contained in this news release.

ABOUT THE GOLDLUND PROJECT

The Goldlund deposit is situated within a land package of approximately 280 square kilometres (28,000 hectares) referred to as the Goldlund Gold Project.  The Property has a strike-length of over 50 kilometres in the Wabigoon Subprovince.  Goldlund is an Archean lode-gold project located in northwestern Ontario, approximately 60 kilometres from the township of Dryden.  The claims that make up the land package cover the historic Goldlund and Windward mines.

On January 9, 2017, the Company announced an initial mineral resource estimate for Goldlund that was prepared by WSP Canada Inc. in accordance with NI 43–101.  At a 0.4 g/t Au cut-off grade, the Goldlund deposit contains pit constrained Indicated Resources of 9.3 million tonnes at 1.87 g/t Au, or 560,000 ounces of gold.  At a 0.4 g/t Au cut-off grade, the Goldlund deposit contains pit constrained Inferred Resources of 40.9 million tonnes at 1.33 g/t Au, or 1,750,000 ounces of gold.  The technical report for this resource estimate, which is titled “Technical Report and Resource Estimation Update on the Goldlund Project” and is dated February 7, 2017, is available under the Company’s SEDAR profile at www.sedar.com, and is also available on the Company’s website at www.firstmininggold.com.

ABOUT FIRST MINING GOLD CORP.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of 7 million ounces of gold in the Measured and Indicated categories and 5 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its assets towards production. The Company currently holds a portfolio of 24 mineral assets in Canada, Mexico and the United States.

For further information, please contact Jeff Swinoga, President and CEO at 416-816-0424, or Derek Iwanaka, Vice President of Investor Relations at 604-639-8824, or visit our website at www.firstmininggold.com.

ON BEHALF OF FIRST MINING GOLD CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this news release.  Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the near-term potential to expand the existing Goldlund resource; (ii) the completion of metallic screen fire assays; (iii) the completion of five drill holes at the Eaglelund prospect and the results of such drilling; (iv) the estimated amount and grade of Mineral Resources at Goldlund; and (v) the potential for exploration upside at Goldlund.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them.  The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of metals at Goldlund at estimated grades; (ii) the capacities and durability of various machinery and equipment; and (iii) success in realizing proposed regional drilling programs.  Although the Company’s management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience.  We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.  These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: (i) risks relating to variations in the mineral content within the material identified as Mineral Resources from that predicted; (ii) general risks related to exploration drilling programs; (iii) developments in world metals markets; (iv) risks relating to fluctuations in the Canadian dollar relative to the US dollar; (v) management’s discretion to refocus the Company’s exploration efforts and/or alter the Company’s short and long term business plans; and (vi) the additional risks described in First Mining's Annual Information Form for the year ended December 31, 2016 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in First Mining’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”.  Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable.  Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.